大華銀行
UNITED OVERSEAS BANK

03 OCT -3 AM 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A23/sc/atl

16 September 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03032484

PURCHASE OF ADDITIONAL SHARES IN FAR EASTERN BANK LIMITED

SUPPL

Dear Sir

We enclose a copy of our Announcement dated 16 September 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 10/6

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

PURCHASE OF ADDITIONAL SHARES IN FAR EASTERN BANK LIMITED

ANNOUNCEMENT

Singapore, 16 September, 2003 - United Overseas Bank Limited ("the Bank") wishes to announce that it has purchased an additional 102,575 shares representing 0.1% of the issued and paid-up capital of Far Eastern Bank Limited ("FEB") thereby raising its stake in FEB to 76.96%.

Mrs Vivien Chan
Company Secretary